UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 3, 2022 (April 29, 2022)

CHW Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40764	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2 Manhattanville Road

Suite 403

Purchase, New York 10577

(Address of principal executive offices, including zip code)

(914) 603-5016

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, par value $0.0001 par share, and one Redeemable Warrant	CHWAU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share, included as part of the Units	CHWA	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the Units, each warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	CHWAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is the transcript of the Analyst Day (the “Transcript”) that was held on April 29, 2022 relating to the transactions (the “Transactions”) contemplated by a definitive Business Combination Agreement, dated as of Febraury 2, 2022 (the “Business Combination Agreement”), by and among CHW Acquisition Corporation, a special purpose acquisition company incrorporated as a Cayman Islands exempted company (“CHW”), CHW Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of CHW, and Wag Labs, Inc., a Delaware corporation ("Wag!"). In connection with the transactions contemplated by the Business Combination Agreement (the “Business Combination”), CHW will be renamed “Wag! Group Co.” (referred to herein as “New Wag!”).

The Transcript is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information for Shareholders

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

In connection with the Business Combination, CHW filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2022, which includes a proxy statement for CHW and a prospectus for New Wag!. CHW and Wag! also plan to file other documents with the SEC regarding the Business Combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of CHW and Wag. SHAREHOLDERS OF CHW AND WAG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about CHW, Wag! and New Wag! once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

CHW and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CHW in connection with the Business Combination. Wag! and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of CHW is set forth in CHW’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on September 2, 2021 and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to CHW at 2 Manhattanville Road, Suite 403 Purchase, NY 10577. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. These statements are based on the beliefs and assumptions of the respective management teams of CHW and Wag!. Although CHW and Wag! believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither CHW nor Wag! can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern CHW’s and Wag!’s expectations, strategy, plans or intentions. Forward-looking statements contained herein include statements about:

●	the anticipated benefits of the Business Combination;

●	the ability of CHW and Wag to complete the Business Combination, including satisfaction or waiver of the conditions to the Business Combination and the issuance of shares to eligible pet caregivers on Wag!'s platform;

●	the anticipated costs associated with the proposed Business Combination;

●	Wag’s financial and business performance following the Business Combination, including financial projections and business metrics;

●	Wag’s ability to effectively return to growth and to effectively expand operations;

●	the potential business or economic disruptions caused by current and future pandemics, such as the COVID-19 pandemic;

●	the ability to obtain and/or maintain the listing of New Wag!'s common stock and the warrants on a stock exchange, and the potential liquidity and trading of its securities;

●	the risk that the proposed Business Combination disrupts current plans and operations of Wag! as a result of the announcement and consummation of the proposed Business Combination;

●	the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and retain its key employees;

●	changes in applicable laws or regulations;

●	Wag!'s ability to raise financing in the future;

●	Wag!'s officers and directors allocating their time to other businesses and potentially having conflicts of interest with Wag!'s business or in approving the Business Combination;

●	Wag!'s ability to retain existing and acquire new pet parents and pet caregivers;

●	the strength of Wag!'s network, effectiveness of its technology, and quality of the offerings provided through its platform;

●	the projected financial information, growth rate, strategies, and market opportunities for Wag!;

●	Wag!'s ability to successfully expand in its existing markets and into new domestic and international markets;

●	Wag!'s ability to provide pet parents with access to high quality and well-priced offerings;

●	Wag!'s ability, assessment of and strategies to compete with its competitors;

●	Wag!'s assessment of its trust and safety record;

●	the success of Wag!'s marketing strategies;

●	Wag!'s ability to accurately and effectively use data and engage in predictive analytics;

●	Wag!'s ability to attract and retain talent and the effectiveness of its compensation strategies and leadership;

●	general economic conditions and their impact on demand for the Wag! platform;

●	Wag!'s plans and ability to build out an international platform and generate revenue internationally;

●	Wag!'s ability to maintain its licenses and operate in regulated industries;

●	Wag!'s ability to prevent and guard against cybersecurity attacks;

●	Wag!'s reliance on third party service providers for processing payments, web and mobile operating systems, software, background checks, and insurance policies;

●	seasonal sales fluctuations;

●	Wag!'s future capital requirements and sources and uses of cash;

●	the outcome of any known and unknown litigation and regulatory proceedings, including the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against CHW and Wag! following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement;

●	Wag!'s ability to maintain and protect its brand and its intellectual property; and

●	other factors detailed under the section entitled “Risk Factors” in the Registration Statement on Form S-4 filed in connection with the Business Combination.

The forward-looking statements contained herein are based on current expectations and beliefs concerning future developments and their potential effects on CHW and/or Wag!. There can be no assurance that future developments affecting CHW and/or Wag! will be those that CHW and/or Wag! have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of Wag!), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in the Registration Statement on Form S-4 filed in connection with the Business Combination. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the potential business or economic disruptions caused by current and future pandemics, such as the COVID-19 pandemic and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. CHW and Wag! undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed with this Current Report on Form 8-K:

Exhibit Number	Description
99.1	Analyst Day Transcript, dated April 29, 2022.

104	Cover Page Interactive Data File (the Cover Page Interactive Data File is embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHW ACQUISITION CORPORATION

Date: May 3, 2022	By:	/s/ Jonah Raskas
Name: Jonah Raskas
Title: Co-Chief Executive Officer